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                                                                  EXHIBIT 11.01

                       FIREARMS TRAINING SYSTEMS, INC.
                             STATEMENT REGARDING
            COMPUTATION OF PRO FORMA NET INCOME PER COMMON SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                      YEARS ENDED MARCH 31,
                                                                         1997             1996                1995
                                                                       ---------    -----------------   ------------------
PRIMARY AND FULLY DILUTED (1):

Weighted average number of common
  shares outstanding (2)                                                 51,887               49,800               49,800
Shares repurchased in conjunction with
  the Recapitalization (3)                                              (46,832)             (46,832)             (46,832)
Shares issued in conjunction with the
  Recapitalization (4)                                                   11,165               11,165               11,165
Shares granted to management (5)                                             37                   37                   37
Shares purchased by management (5)                                          232                  232                  232
Shares issued upon assumed exercise of
  outstanding warrants (6)                                                  188                  288                  288
Shares issued upon assumed exercise of
  outstanding options (7)                                                 1,332                1,339                1,339
Weighted average common and common                                     --------             --------             --------
  equivalent shares outstanding                                          18,009               16,029               16,029
                                                                       ========             ========             ========

Net income                                                             $  9,014             $ 12,790             $  2,830
                                                                       ========             ========             ========

Net income per common share                                                0.50                 0.80                 0.18
                                                                       ========             ========             ========


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(1) Shares reflect a 100,000-for-one stock split effected in connection with the
    Recapitalization and a split of 1.66-for-one in October 1996.

(2) Shares reflect the weighted average shares prior to the Recapitalization of 49,800,000 shares and the weighted average shares from the offering in November 1996 of 6,000,000 shares.

(3) Shares were repurchased from THIN International for $171.2 million in connection with the Recapitalization and are assumed to be outstanding for all periods presented.

(4) Shares were issued for $36 million in connection with the Recapitalization and are assumed to be outstanding for all periods presented.

(5) Shares purchased by or granted to management for approximately $3.25 per share which are assumed to be outstanding for all periods presented.

(6) Represents warrants attached to the Bridge Notes, at approximately $0.0006 per warrant, which are assumed to be outstanding for all periods presented through the date of the Offering, using the treasury stock method at the initial offering price of $14 per share. These Warrants were repurchased and retired by the Company with proceeds from the Offering.

(7) Represents stock options which are assumed to be outstanding for all periods presented, using the treasury stock method.